EXHIBIT (99)

                                  PRESS RELEASE

                              LITIGATION SETTLEMENT


                                                         FOR IMMEDIATE RELEASE
                                                         ---------------------


               P&G SETTLES DERIVATIVES LAWSUIT WITH BANKERS TRUST
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         CINCINNATI, May 9, 1996 -- The Procter & Gamble Company today reached an agreement to settle its lawsuit against Bankers Trust. The suit involves two derivative contracts on which Bankers Trust claimed P&G owed approximately $200 million. Under the terms of the agreement, P&G will absorb $35 million of the amount in dispute, and Bankers Trust will absorb the rest, or about 83% of the total.

         "We are pleased with the settlement and are glad to have this issue resolved," said John E. Pepper, P&G chairman and chief executive.

         The settlement with Bankers Trust will be charged to the reserve that was established in March, 1994. As a result of the settlement, fourth quarter 1996 results will reflect a reversal of the remaining reserve, increasing before-tax earnings by approximately $120 million.


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P&G Contacts:   Linda L. Ulrey (513) 983-9332
                Elaine Plummer (513) 983-7756
                Corporate Communications (513) 945-8500


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